Changes in Affiliates (New Affiliate)

POSCO Engineering and Construction Venezuela C.A is a new affiliate company of the POSCO Group. Posco Engineering & Construction, which is a subsidiary of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO Engineering and Construction Venezuela C.A.

Company to be affiliated:

• Company Name: POSCO Engineering and Construction Venezuela C.A

• Total Assets (KRW): 142,152,000

• Total Shareholders’ Equity (KRW): 142,152,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 142,152,000

• Current total number of affiliated companies: 120